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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )


                                FutureOne, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   36114M 10 8
                                 --------------
                                 (CUSIP Number)

                                Paul Gales, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                        40 N. Central Avenue, Suite 2700
                               Phoenix, AZ 85004
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 2 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Blackwater Capital Partners, L.P.
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        1,430,000
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          0
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     1,430,000
                     -----------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,430,000
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 3 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Blackwater Capital Group, LLC
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        1,430,000
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          0
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     1,430,000
                     -----------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,430,000
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 4 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Steven R. Green
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        1,430,000
       EACH          -----------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON
       WITH          0
                     -----------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     1,430,000
                     -----------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,430,000
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 5 of 7 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock") of FutureOne, Inc. (the "Company"). The principal executive offices of the Company are located at 4250 E. Camelback Road, Suite K-124, Phoenix, AZ 85018.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Blackwater Capital Partners, L.P., a Delaware limited partnership ("Blackwater LP"), whose principal business is investments and its principal address is 1800 Glenview Road, Glenview, IL 60025. During the last five years Blackwater LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Blackwater LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The sole general partner of Blackwater LP is Blackwater Capital Group, LLC, whose principal business is managing Blackwater LP and whose principal business address is 1800 Glenview Road, Glenview, IL 60025. During the last five years Blackwater Capital Group, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Blackwater Capital Group, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Steven R. Green is the Chairman of the Board of Directors of the Company and the managing member of Blackwater Capital Group, LLC. His principal business address is 1800 Glenview Road, Glenview, IL 60025, and his principal occupation is financial advisor. During the last five years Mr. Green has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Green has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Green is a citizen of the United States of America.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Blackwater LP received warrants to purchase shares of Common Stock and shares of Common Stock in connection with that certain Stock Purchase Agreement dated as of July 25, 1998 by and among World's Fare, Inc., now known as FutureOne, Inc., Blackwater Capital Partners, L.P. and Blackwater Capital Group, LLC (the "Stock Purchase Agreement") and the subsequent Termination Agreement dated as of June 1, 2000 by and among as FutureOne, Inc., Blackwater Capital Partners, L.P. and Blackwater Capital Group, LLC (the "Termination Agreement").

     Under the terms of the Stock Purchase Agreement, Blackwater LP was required to purchase 3,411,000 shares of the Company's Common Stock in sufficient amounts to provide funding to the Company in equal tranches of $2,500,000, as requested by the Board of Directors of the Company. Alternatively, Blackwater LP had the right to provide funding for the remaining $7,000,000 through a public offering of the Company's Common Stock. In connection with the transactions contemplated by the Stock Purchase Agreement, Blackwater LP would be issued warrants to purchase 1,700,000 shares of the Company's Common Stock exercisable at any time after vesting at a price of $1.00 per share. The warrants were non-callable and vest from time to time as Blackwater LP completed the purchase of shares of Common Stock under the Stock Purchase Agreement. In order to assist the Company with securing additional financing, Blackwater LP agreed to transfer 600,000 of the 1,700,000 warrants to purchase Common Stock to an investor and its designees. Blackwater LP had purchased directly or through third party investors 1,387,605 shares of Common Stock of the Company under the Stock Purchase Agreement.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 6 of 7 Pages
---------------------                                          -----------------

     Under the terms of the Termination Agreement, the Stock Purchase Agreement was terminated and Blackwater LP was issued 330,000 shares of Common Stock of the Company as consideration for services rendered and any and all obligations of the Company to Blackwater LP. In addition, the warrants issued to Blackwater LP to purchase shares of the Company's Common Stock became fully vested.

ITEM 4. PURPOSE OF TRANSACTION

     Neither Blackwater LP, Blackwater Capital Group nor Steven R. Green have any current plans or proposals relating to any of the items listed in subparts
(a) - (j) of Item 4. In connection with the Employment Severance Agreement between FutureOne, Inc. and Alan P. Hald, Mr. Hald resigned as Chairman of the Board of Directors, and Mr. Green was elected as Chairman of the Board of Directors of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Blackwater LP beneficially owns an aggregate of 1,430,000 shares consisting of: (i) 330,000 shares of the Common Stock of the Company and (ii) warrants to purchase 1,100,000 shares of the Common Stock of the Company, which expire on July 25, 2005 and have an exercise price of $1.00 per share, or approximately 9.9% of the outstanding Common Stock of the Company as of June 30, 2000.

     Blackwater Capital Group, LLC (through Blackwater LP) beneficially owns an aggregate of 1,430,000 shares consisting of: (i) 330,000 shares of the Common Stock of the Company and (ii) warrants to purchase 1,100,000 shares of the Common Stock of the Company, or approximately 9.9% of the outstanding Common Stock of the Company as of June 30, 2000.

     Mr. Green (through Blackwater LP) beneficially owns an aggregate of 1,430,000 shares consisting of: (i) 330,000 shares of the Common Stock of the Company and (ii) warrants to purchase 1,100,000 shares of the Common Stock of the Company, or approximately 9.9% of the outstanding Common Stock of the Company as of June 30, 2000.

     (b) Voting and dispositive power with respect to securities held by Blackwater LP is directed by Blackwater Capital Group, LLC through its managing member, Steven R. Green.

     (c) Except as set forth in Item 3, neither Blackwater LP, Blackwater Capital Group, LLC nor Mr. Green has effected any transaction in securities of the Company during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Certification Regarding Joint Filing.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 36114M 10 8                                          Page 7 of 7 Pages
---------------------                                          -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Steven R. Green
-------------------------------------
Blackwater Capital Partners, L.P.
By:  Blackwater Capital Group, LLC
Its: General Partner
     By:  Steven R. Green
     Its: Managing Member

Dated: July 17, 2000

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Steven R. Green
-------------------------------------
Blackwater Capital Group, LLC
By:  Steven R. Green
Its: Managing Member

Dated: July 17, 2000

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Steven R. Green
-------------------------------------
Steven R. Green

Dated: July 17, 2000


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)